UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                    EGL, Inc.
    ------------------------------------------------------------------------

                                (NAME OF ISSUER)

                    Common Stock, par value $0.001 per share
    ------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   268484 10 2
    ------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700

    ------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  April 5, 2007
    ------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

                                 SCHEDULE 13D/A
                                 --------------

      EXPLANATORY NOTES: This Amendment No. 5 to Schedule 13D (this "Amendment") is being filed by James R. Crane and the other reporting persons (collectively, the "Reporting Persons") identified in the Schedule 13D filed on January 22, 2007, as amended by Amendment No. 1 thereto filed on February 8, 2007, Amendment No. 2 thereto filed on March 1, 2007, Amendment No 3 thereto filed on March 20, 2007, and Amendment No. 4 thereto filed on March 28, 2007 (as amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $0.001 per share ("EGL Common Stock"), of EGL, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the
Schedule 13D.

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The disclosure in Item 3 is hereby supplemented by adding the following after the last paragraph thereof:

      On April 5, 2007, Mr. Crane delivered letters to certain of the other Reporting Persons and certain other members of management of the Issuer (the "Management Termination Fee Letters") whereby, in exchange for the agreement of such persons to invest 50% of their merger proceeds in Parent in connection with the Transactions and their agreement to remain employed with the Issuer through the date of payment of any termination fee as described below, Mr. Crane agrees to form a partnership or limited liability company with such individuals pursuant to which such individuals will be entitled to receive a portion of any termination fee ultimately received by Mr. Crane or such partnership or limited liability company as a result of the termination of the Merger Agreement under circumstances in which such fee would be payable. The Management Termination Fee Letters provide that the rights of such individuals to such payments apply regardless of whether such individuals have the opportunity to (and regardless of whether they elect to) continue employment with any successful bidder for the Issuer. This description of the Management Termination Fee Letters does not purport to be complete and is qualified in its entirety by reference to the Management Termination Fee Letters, which are attached hereto as Exhibit 7.20 through Exhibit 7.26 and incorporated herein by reference.

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits shall be attached in numerical order at the end of
Item 7:


Exhibit         Management Termination Fee Letter, dated April 5, 2007, executed
   7.20         by James R. Crane in favor of Joseph Bento

Exhibit         Management Termination Fee Letter, dated April 5, 2007, executed
   7.21         by James R. Crane in favor of Gregg Weigel


                               Page 2 of 5 pages

Exhibit         Management Termination Fee Letter, dated April 5, 2007, executed
   7.22         by James R. Crane in favor of Keith Winters

Exhibit         Management Termination Fee Letter, dated April 5, 2007, executed
   7.23         by James R. Crane in favor of Vittorio Favati

Exhibit         Management Termination Fee Letter, dated April 5, 2007, executed
   7.24         by James R. Crane in favor of Bruno Sidler

Exhibit         Management Termination Fee Letter, dated April 5, 2007, executed
   7.25         by James R. Crane in favor of Ronald Talley

Exhibit         Management Termination Fee Letter, dated April 5, 2007, executed
   7.26         by James R. Crane in favor of Sam Slater
















                               Page 3 of 5 pages

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                    Dated: April 5, 2007



                                                     *
                                    ------------------------------------
                                    JAMES R. CRANE



                                                     *
                                    ------------------------------------
                                    E. JOSEPH BENTO



                                                     *
                                    ------------------------------------
                                    RONALD E. TALLEY



                                                     *
                                    ------------------------------------
                                    GREGORY WEIGEL



                                                     *
                                    ------------------------------------
                                    KEITH WINTERS



                                                     *
                                    ------------------------------------
                                    VITTORIO FAVATI



                                                     *
                                    ------------------------------------
                                    BRUNO SIDLER







                               Page 4 of 5 pages

* Margaret Barradas, by signing her name hereto, does sign this document on behalf of each of the persons indicated above for whom she is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.


                                    /S/ MARGARET BARRADAS
                                    ------------------------------------
                                    MARGARET BARRADAS






























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